       FILED BY MILLENNIUM PHARMACEUTICALS, INC. PURSUANT TO RULE 425 UNDER THE
         SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                                        SECURITIES ACT OF 1934.

                                        SUBJECT COMPANY: COR THERAPEUTICS, INC.

                                                 COMMISSION FILE NO.: 000-19290


FOR RELEASE MONDAY, JANUARY 7, 2002 AT 8:00 AM EST

CONTACTS:
Clare Midgley (investor)
(617) 679-7480
Gina Brazier (investor)
(617) 551-3611
Adriana Jenkins (media)
(617) 761-6996



              MILLENNIUM HIGHLIGHTS FINANCIAL OUTLOOK AND GOALS FOR
                   2002 AT JPMORGAN H&Q HEALTHCARE CONFERENCE


CAMBRIDGE, MASS., JANUARY 7, 2002 -- Mark Levin, chief executive officer of Millennium Pharmaceuticals, Inc. (NASDAQ: MLNM), will present the company's 2002 goals and financial outlook at this week's JPMorgan H&Q Healthcare Conference.

"Millennium made tremendous strides in 2001 as our vision of becoming a fully integrated biopharmaceutical company became a reality," said Mr. Levin. "We broadened and advanced our product pipeline, including moving our first genomically-derived compound into the clinic; created a 50-50 partnership with Abbott Laboratories in the area of metabolic disease; agreed to merge with COR Therapeutics, gaining a first-in-class product and a fourth key franchise area; and continued to supplement our oncology portfolio with the most aggressive product in-licensing program in the industry. We expect the merger with COR to close in February 2002. In 2002, we continue to be committed to delivering on the promise of molecular medicine to create the next era of breakthrough therapeutic products that make a difference for patients."

In his presentation at the JPMorgan H&Q Healthcare Conference, Mr. Levin will highlight Millennium's growth into a fully integrated company and the Company's progress in its three current franchise areas: oncology, inflammation and metabolic disease and its planned fourth franchise area, cardiovascular disease.

MILLENNIUM'S 2002 FINANCIAL OUTLOOK

This section contains forward-looking guidance about Millennium's financial outlook for 2002. Unless otherwise stated, this guidance excludes the impact of future potential merger and acquisition transactions that may occur during the year.

REVENUE: Millennium expects worldwide INTEGRILIN(R) (eptifibatide) Injection annual sales to increase 30% to approximately $300 million in 2002, of which Millennium expects to record revenue of approximately $150 million. In addition, Millennium expects to increase its revenue base through enhanced relationships with existing partners, new technology platforms and major strategic alliances, for total revenue guidance for the year 2002 in excess of $400 million.

NET OPERATING LOSS: Millennium expects to continue to make balanced investments in building all aspects of the company in 2002. In particular, Millennium expects to increase its spending on clinical programs to move its expanding clinical pipeline forward aggressively, especially the clinical development program for MLN341, the company's lead oncology compound. In addition, the Company will continue to make investments in its technology platform, development capabilities, commercial operations and productivity initiatives. As a result of these investments, excluding charges related to acquisitions, we expect to record a net operating loss from operations in the range of $175 to $200 million for 2002.

RESEARCH AND DEVELOPMENT EXPENSE: In 2002, Millennium will advance its robust pipeline, with guidance for total annual research and development spending in excess of $500 million.

CASH AND DEBT: We expect to end 2002 with a cash balance in excess of $1.7 billion with approximately $250 million in long-term outstanding debt.

ACQUISITION RELATED CHARGES: In addition to net loss from operations, Millennium expects to record charges related to the COR Therapeutics acquisition. Millennium's acquisition of COR Therapeutics, Inc. is valued at approximately $1.9 billion. This will be accounted for as follows:

o Approximately $250 million for in-process research and development, to be taken as a one-time charge in 2002;

o Approximately $500 million for intangible assets, primarily related to INTEGRILIN. This charge will be amortized over a 13-year period, with the 2002 impact expected to be $28 million;

o        Approximately $50 million will be added to net tangible assets, and;

o The remainder, approximately $1.1 billion, will be booked as good-will, which under new accounting rules will not be amortized.

"In 2002, we will further advance and enhance our already robust pipeline, delivering three to four new compounds into human clinical testing through a combination of internal research and development investment and external alliances," said Kevin Starr, chief operating officer, Millennium Pharmaceuticals. "We also anticipate substantial progress on the ten compounds that are already in human clinical trials, particularly the initiation of a number of new trials for our lead oncology product, MLN341, in solid tumors and Phase III trials in patients with multiple myeloma."

"The year 2002 will be the year Millennium establishes a strong commercial presence as we enhance our clinical development and sales infrastructure, particularly as we work towards integrating the COR Therapeutics team and drive the sales effort for a major product, INTEGRILIN," said Mr. Starr. "We will accomplish these strategies from our position of financial strength, with the goal of achieving break-even status in 2004 and continuing to deliver value to our investors."

BUILDING A SUSTAINABLE PIPELINE AND DELIVERING PRODUCTS TO THE MARKET

On Wednesday, January 9th at the JPMorgan H&Q Conference, Mr. Levin will present a strategic overview of Millennium's plans to build a sustainable product pipeline and deliver products to the market.

AGGRESSIVELY ADVANCING THE PRODUCT PORTFOLIO: In 2002, Millennium plans to aggressively advance its product portfolio, initiating phase III trials of MLN341 in multiple myeloma in the first half of 2002; increasing its research and development investment to more than $500 million and delivering three to four new drug candidates into clinical testing.

LEADERSHIP IN TRANSFORMING BUSINESS ALLIANCES: Millennium views mergers, acquisitions, alliances and licensing collaborations as critical strategic components in the creation of a robust pipeline of products and commercial capabilities. Millennium has been involved in four mergers and acquisitions, more than 10 major pharmaceutical collaborations and dozens of licensing and technology alliances over the past eight years. Millennium will continue to implement its strategy of building transforming business relationships with the goals of leveraging the capabilities of key franchise areas, identifying the most promising and novel compounds, accessing technologies that enhance productivity and creating business structures to maximize Millennium's participation in product commercialization.

STRENGTHENING AN ORGANIZATION FOCUSED ON PRODUCTIVITY AND PERSONALIZED MEDICINE:
With the completion of the merger with COR Therapeutics, Millennium will have more than 1,200 employees in research and development. In 2002, Millennium will continue to expand its downstream capabilities in three major areas; clinical development, commercial sales and marketing and manufacturing, which will grow to comprise nearly 25% of the company's workforce.

Millennium continues to deploy its technology platform and clinical development initiatives to fundamentally change the drug discovery process, including more rapid development of Millennium's product pipeline.

ABOUT MILLENNIUM

Millennium Pharmaceuticals, Inc., a leading biopharmaceutical company, applies its comprehensive and integrated science and technology platform for the discovery and development of breakthrough therapeutic and predictive medicine products, with a goal of delivering personalized medicine. Through the industrialization of this gene-to-patient platform, Millennium is also striving to accelerate the process of drug discovery and development. Headquartered in Cambridge, Mass., Millennium currently employs more than 1,500 people.


THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS," INCLUDING STATEMENTS ABOUT OUR GROWTH AND FUTURE OPERATING RESULTS, DISCOVERY AND DEVELOPMENT OF PRODUCTS, POTENTIAL ACQUISITIONS, STRATEGIC ALLIANCES AND INTELLECTUAL PROPERTY. VARIOUS RISKS MAY CAUSE MILLENNIUM'S ACTUAL RESULTS TO DIFFER MATERIALLY,
INCLUDING: ADVERSE RESULTS IN OUR DRUG DISCOVERY AND CLINICAL DEVELOPMENT PROCESSES; FAILURE TO OBTAIN PATENT PROTECTION FOR OUR DISCOVERIES; COMMERCIAL LIMITATIONS IMPOSED BY PATENTS OWNED OR CONTROLLED BY THIRD PARTIES; OUR DEPENDENCE UPON STRATEGIC ALLIANCE PARTNERS TO DEVELOP AND COMMERCIALIZE PRODUCTS AND SERVICES BASED ON OUR WORK; DIFFICULTIES OR DELAYS IN OBTAINING REGULATORY APPROVALS TO MARKET PRODUCTS AND SERVICES RESULTING FROM OUR DEVELOPMENT EFFORTS; AND THE REQUIREMENT FOR SUBSTANTIAL FUNDING TO CONDUCT RESEARCH AND DEVELOPMENT AND TO EXPAND COMMERCIALIZATION ACTIVITIES. FOR A FURTHER LIST AND DESCRIPTION OF THE RISKS AND UNCERTAINTIES WE FACE, SEE THE REPORTS WE HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

MILLENNIUM HAS FILED WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE TRANSACTION AND MILLENNIUM AND COR PLAN TO FILE WITH THE SEC AND MAIL TO THEIR RESPECTIVE STOCKHOLDERS A JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE TRANSACTION. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT MILLENNIUM, COR, THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.

INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/ PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY MILLENNIUM AND COR THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS FROM MILLENNIUM BY CONTACTING GINA BRAZIER OR FROM COR BY CONTACTING SHARI ANNES.

MILLENNIUM AND COR, AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, MAY BE SOLICITING PROXIES FROM MILLENNIUM'S OR COR'S STOCKHOLDERS IN CONNECTION WITH THE TRANSACTION. A LIST OF THE NAMES OF MILLENNIUM'S DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN MILLENNIUM IS CONTAINED IN MILLENNIUM'S PROXY STATEMENT DATED MARCH 26, 2001, AND ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000, AND ITS CURRENT REPORT ON FORM 8-K DATED DECEMBER 6, 2001, WHICH DOCUMENTS ARE FILED WITH THE SEC. A LIST OF THE NAMES OF COR'S DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN COR IS CONTAINED IN COR'S PROXY STATEMENT DATED APRIL 26, 2001, ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 AND ITS CURRENT REPORT ON FORM 8-K DATED DECEMBER 7, 2001, WHICH DOCUMENTS ARE FILED WITH THE SEC. A MORE COMPLETE DESCRIPTION WILL BE AVAILABLE IN THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS.


                                      ###

Editor's Note: This release is available on Millennium's Web site at: www.millennium.com